As filed with the Securities and Exchange Commission on September 28, 1995

                                                  Registration No. 33-59379


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                               __________________

                                 POST EFFECTIVE
                                Amendment No. 1
                                       to

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933
                               __________________

                                XOMA CORPORATION
             (Exact name of registrant as specified in its charter)

              Delaware                                 94-2756657
  (State or other jurisdiction of                  (I.R.S. Employer
   incorporation or organization)                 Identification No.)

                              2910 Seventh Street
                          Berkeley, California  94710
                                 (510) 644-1170
         (Address, including ZIP code, and telephone number, including area code, of registrant's principal executive offices)
                           __________________________

                         CHRISTOPHER J. MARGOLIN, ESQ.
                                XOMA CORPORATION
                              2910 Seventh Street
                          Berkeley, California  94710
                                 (510) 644-1170
      (Name, address, including ZIP code, and telephone number, including area code, of agent for service)
                               __________________

                                    Copy to:
                           GEOFFREY E. LIEBMANN, ESQ.
                            CAHILL GORDON & REINDEL
                                 80 Pine Street
                           New York, New York  10005
                                 (212) 701-3000

                               __________________

     Approximate date of commencement of proposed sale to the public:
     From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant_ to dividend or interest reinvestment plans, please check the following box. / /

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of

1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securi-ties Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

           SUBJECT TO COMPLETION, DATED SEPTEMBER 28, 1995

                               25,000 Shares

                              XOMA CORPORATION

                                COMMON STOCK


            This Prospectus relates to 25,000 shares of Common Stock, par value $.0005 per share (the "Common Stock"), of XOMA Corporation (the "Company"), which have been registered for sale from time to time by The Van Ness 1983 Revocable Trust (the "Sell-ing Stockholder"). 20,000 of such shares of Common Stock will be issued to the Selling Stockholder, and an additional 5,000 of such shares may be issued to the Selling Stockholder, pursuant to an agreement, effective as of May 15, 1995, among the Company, North-west Venture Services Corporation, a Washington corporation ("Northwest"), and W. Denman Van Ness, a director of the Company ("Mr. Van Ness"), as amended by Amendment No. 1 thereto effective July 28, 1995 (the "Van Ness Agreement"). See "Plan of Distribu-tion." The Company will receive no proceeds from the sale by the Selling Stockholder of the Common Stock offered hereby.

            The Common Stock is traded on the NASDAQ National Market under the symbol "XOMA." The last reported sales price of the Common Stock as reported by the NASDAQ National Market on August 31, 1995 was $3.50 per share.

            The Common Stock offered hereby involves a high degree of risk. See "Risk Factors."
                             ____________________

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMIS-SION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ____________________

            The date of this Prospectus is           , 1995.

      Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

                             AVAILABLE INFORMATION

            The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and is required to file periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC") relating to its business, financial statements and other matters. Such reports, proxy statements and other informa-tion may be inspected and copied at the public reference facili-ties maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at 500 West Madison Street, Suite 1400, Chicago, Illi-nois 60661 and at Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the SEC at prescribed rates from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549.

            The Company has filed a Registration Statement on Form S-3 with the SEC under the Securities Act of 1933, as amended (the "Securities Act") with respect to the Common Stock offered hereby. As permitted by the rules and regulations of the SEC, this Pro-spectus omits certain information contained in the Registration Statement. For further information, reference is made to the Reg-istration Statement, including the financial schedules and exhib-its incorporated therein by reference or filed as a part thereof. Statements made in this Prospectus as to the contents of any con-tract, agreement or other document referred to are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the SEC. Each such statement shall be deemed qualified in its entirety by such reference.

                             ____________________

            The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the docu-ments incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to Director, Corporate Communications, XOMA Corpora-tion, 2910 Seventh Street, Berkeley, California 94710,
(510) 644-1170.

                     INFORMATION INCORPORATED BY REFERENCE

      The following documents filed by the Company with the SEC pursuant to the Exchange Act are hereby incorporated by reference in this Prospectus:

            (1) Annual Report on Form 10-K for the fiscal year ended December 31, 1994 (File No. 0-14710);

            (2) Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1995 and June 30, 1995; and

            (3) The description of XOMA's Common Stock in the Reg-istration Statement on Form 8-A dated June 9, 1986 filed on June 11, 1986 under Section 12 of the Exchange Act, including any amendment or report for the purpose of updating such description (Registration No. 33-4793).

            All documents filed by the Company with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offer-ing of the Common Stock offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date any such document is filed.

            Any statements contained in a document incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus (or in any other subse-quently filed document which also is incorporated by reference in this Prospectus) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to consti-tute a part of this Prospectus except as so modified or superseded.

                             ____________________

            No person has been authorized in connection with the offering made hereby to give any information or make any represen-tation not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as hav-ing been authorized by the Company or any other person. This Pro-spectus does not constitute an offer to sell or solicitation of any offer to buy any of the securities offered hereby in any jurisdiction in which it is unlawful to make such offer or solici-tation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any date subsequent to the date hereof.

                                 RISK FACTORS

            In addition to the other information included or incor-porated by reference in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered by this Prospectus.

No Assurance of Regulatory Approvals or Additional Product
Development

            XOMA's products are subject to rigorous preclinical and clinical testing requirements and to approval processes by the U.S. Food and Drug Administration (the "FDA") and similar author-ities in other countries. The Company's products are primarily regulated on a product-by-product basis under the U.S. Food, Drug and Cosmetic Act and Section 351(a) of the Public Health Service Act. Most of the Company's human therapeutic products are or will be classified as biologic products and would be subject to regula-tion by the FDA Center for Biologics Evaluation and Research. Approval of a biologic for commercialization requires licensure of the product and the manufacturing facilities.

            In December 1992, XOMA submitted an investigational new drug application ("IND") to the FDA to begin Phase I human testing of Neuprex(TM), a recombinantly-derived fragment of human bactericidal/permeability increasing protein ("BPI") which may be potentially useful in the treatment of certain bacterial infec-tions and trauma/surgical complications. In March 1993, the Com-pany initiated human testing under the IND. To date, three sets of randomized, double-blind, placebo-controlled Phase I studies have been completed. The Company has initiated efficacy trials of its Neuprex(TM) product for treatment of meningococcemia, a severe bacterial infection which results in massive endotoxin poisoning, for treatment of trauma patients suffering from complications associated with acute blood loss, known as hemorrhagic trauma and for treatment following partial hepatectomy (liver surgery). No assurance can be given, however, that product approval for Neuprex(TM) or any other BPI product will be obtained.

            In March 1989, XOMA filed a product license application ("PLA") for FDA licensure of E5(R), a monoclonal antibody product for the treatment of gram-negative sepsis. XOMA has completed several clinical trials of E5(R), including two randomized, double-blind, placebo-controlled, multicenter Phase III studies involving nearly 1,300 patients. In September 1991, an FDA advisory committee heard E5(R) data presentations but made no recommendations regarding the safety or efficacy of the product. In June 1992, the FDA informed XOMA that E5(R) was not approvable without further clinical testing. In June 1993, a third Phase III clinical trial of the E5(R) product commenced with narrower entry criteria than the previous trials. The trial is being managed and co-funded by Pfizer Inc. ("Pfizer"). There can be no assurance that this trial will yield data that will result in licensure of the product in the United States. In October 1993, Pfizer submitted an applica-tion for approval to market E5(R) to regulatory authorities in Japan. There can be no assurance that such application will be approved.

            During December 1991 and January 1992, the manufacturing facilities for E5(R) were inspected for licensure by the FDA. XOMA believes that there are no major manufacturing issues outstanding. Such licenses are currently pending and will not be finalized unless or until E5(R) has been approved for sale. Additionally, FDA licensure of XOMA's manufacturing facilities for Neuprex(TM) will be required prior to any commercial use or sale of Neuprex(TM). No assurance can be given that approval of the manufacturing facili-ties for E5(R) or Neuprex(TM) will be obtained.

            The antibodies currently used by XOMA in its E5(R) product are derived from ascites produced in mice by Charles River Labora-tories ("CRL"). If the Company must obtain ascites from other sources, including its own facilities or a different facility of CRL, regulatory licensure of such other sources will be required. There can be no assurance that any such licensure will be obtained without significant delay, expense or additional clinical testing.

            The FDA has substantial discretion in both the product approval process and manufacturing facility approval process and it is not possible to predict at what point, or whether, the FDA will be satisfied with the Company's submissions or whether the FDA will raise questions which may be material and delay or pre-clude product approval or manufacturing facility approval. As additional clinical data are accumulated, they will be submitted to the FDA and may have a material impact on the FDA product approval process.

            The Company has accumulated inventories of raw material and intermediates for E5(R). Because the achievement, timing and terms of regulatory licensures and subsequent sales of pharmaceu-tical products are uncertain, there can be no assurance that the inventories of raw materials and intermediates will be usable. In connection with the October 1992 restructuring, the Company established a $6.0 million reserve for a portion of its E5(R) inven-tory and took a $2.5 million charge to earnings for future idle capacity. The Company increased the reserve to $6.9 million in 1993. See "-- History of Losses and Accumulated Deficit."

            Other potential XOMA products will require significant additional development, including extensive clinical testing. There can be no assurance that any of the products under develop-ment by the Company will be developed successfully, obtain the requisite regulatory approval or be successfully manufactured or marketed.

Need for Additional Funds

            XOMA has expended and expects to continue to expend sub-stantial funds in connection with research and development relat-ing to its products and production technologies, the scale-up of its production capabilities, extensive human clinical trials and the protection of its intellectual property. The Company's cash position and resulting investment income are sufficient to finance the Company's currently anticipated needs for operating expenses, working capital, equipment and current research projects through approximately the third quarter of 1996. The Company continues to evaluate strategic alliances, potential partnerships and financing arrangements which would further strengthen its competitive posi-tion and provide additional funding. However, no assurance can be given that operations will generate meaningful funds, that addi-tional agreements for product development funding or strategic alliances can be negotiated or that adequate additional financing will be available for the Company to finance its own development on acceptable terms, if at all. If adequate funds are not avail-able, the business of the Company will be materially adversely affected.

            The Company has engaged an investment banking firm to, among other things, assist it in completing one or more strategic alliances. The Company cannot predict whether or when any such alliance(s) will be consummated.

History of Losses and Accumulated Deficit

            XOMA has experienced significant losses and, as of June 30, 1995, had an accumulated deficit of approximately $297.1 million.

            In October 1992, the Company refocused its research and development strategy to emphasize products based on BPI, while continuing development of E5(R), and to develop new T lymphocyte-targeted products for autoimmune disease therapy, while continuing development of CD5 Plus(TM) for graft-versus-host disease ("GVHD"). Concurrently, the Company implemented an operational restructur-ing, which resulted in a workforce reduction of approximately 25% to 235 employees and a charge to earnings of $10.0 million relat-ing to personnel expenses, idle production capacity costs and the establishment of a $6.0 million reserve for a portion of E5(R) inventory. In 1993, the Company increased the inventory reserve to $6.9 million.

            In the fourth quarter of 1994, the Company discontinued development of its CD5 Plus(TM) product for GVHD. In addition, all research programs having long lead times other than BPI or its derivatives have been curtailed or eliminated.

            In January 1995, in connection with an ongoing review of the Company's financial condition and prospects, a restructuring was completed to reduce costs and accelerate the development of its BPI-derived products. Under this restructuring, the Company's workforce was reduced by 37% to 145 positions. The restructuring resulted in a charge to earnings of $2.5 million in the fourth quarter of 1994.

            For the six months ended June 30, 1995 and year ended December 31, 1994, XOMA had a net loss of approximately $13.1 mil-lion and $34.6 million, respectively, or $0.58 and $1.58 per share, respectively. The Company expects to incur additional losses in the future. Its ability to achieve a profitable level of operations is dependent in large part on obtaining regulatory approval for its products, entering into agreements for product development and commercialization, and making a transition to a manufacturing and marketing company. XOMA's ability to fund its ongoing operations is dependent on the foregoing factors and on its ability to secure additional funds. There can be no assurance that the Company will ever achieve a profitable level of opera-tions or that cash flow from future operations will be sufficient to meet such obligations.

No Assurance of Effective Marketing

            As of the date of this Prospectus, the Company has not entered into any marketing agreements regarding its Neuprex(TM) product.

            The Company has entered into marketing agreements with Pfizer regarding the Company's E5(R) gram-negative sepsis product.

Pfizer also has a limited first right to negotiate for future XOMA products, other than BPI-derived products, if they will be used for the treatment, cure or prevention of gram-negative sepsis. However, no assurance can be given that Pfizer will be able to market the Company's products successfully. The Company does not currently have a marketing and sales organization for any of its products, and no assurance can be given that XOMA will be able to develop the marketing and sales organization necessary for the successful commercialization of its products.

            Assuming timely regulatory approval, which cannot be assured, the successful commercialization of XOMA's products will be dependent to a large extent upon the marketing capabilities of its pharmaceutical partners. The Company believes that termina-tion of its relationship with Pfizer would have a material, adverse effect on its future revenues and prospects.

No Assurance of Scale-up of Manufacturing Processes

            The Company has never commercially introduced any phar-maceutical products. In addition, there can be no assurance that the Company's, CRL's or Pfizer's existing manufacturing facilities will receive regulatory approval in a timely manner. If one or more of the Company's products and the relevant manufacturing facilities were to receive regulatory approval, no assurance can be given that these existing manufacturing capabilities would be able to produce sufficient quantities of such products to meet market demand. Additionally, no assurance can be given that if additional manufacturing facilities are needed to meet market demand, such manufacturing facilities will be successfully obtained or that the requisite regulatory approval for such facil-ities will be obtained.

No Assurance of Patent Protection/Avoidance of Patent Infringement

            Because of the length of time and the expense associated with bringing new products through development and government approval to the marketplace, the pharmaceutical industry has tra-ditionally placed considerable importance on obtaining and main-taining patent and trade secret protection for significant new technologies, products and processes. The Company and other biotechnology firms hold and are in the process of applying for a number of patents in the United States and abroad to protect their products and important processes and also have obtained or have the right to obtain exclusive licenses to certain patents and applications filed by others. However, the patent position of biotechnology firms generally is highly uncertain and no consistent policy regarding the breadth of allowed claims has emerged from the actions of the U.S. Patent and Trademark Office (the "Patent Office") with respect to biotechnology patents.
Legal considerations surrounding the validity of biotechnology patents continue to be in transition, and no assurance can be given that historical legal standards surrounding questions of validity will continue to be applied or that current defenses as to issued biotechnology patents will in fact be considered sub-stantial in the future. Accordingly, no assurance can be given as to the degree and range of protection any patents will afford against competitors with similar technologies, that patents will issue, that others will not obtain patents claiming aspects simi-lar to those covered by the Company's patent applications or as to the extent to which the Company will be successful in avoiding any patents granted to others.

            In March 1993, the Patent Office issued to New York Uni-versity U.S. Patent No. 5,198,541 (the "'541 Patent"), which con-tains claims covering the recombinant production of BPI. The Com-pany is the exclusive licensee of the '541 Patent for human thera-peutic and diagnostic uses of BPI and believes it has substantial value because it covers certain production methodologies that allow production of commercial-scale quantities of BPI for human use. In September 1994, U.S. Patent No. 5,348,942 was issued to XOMA addressing the use of BPI protein products for neutralizing anti-coagulant effects of heparin; in May 1995, U.S. Patent
No. 5,420,019 was issued to XOMA directed to, among other things, novel recombinant amino-terminal fragments and fragment analogs of BPI; on May 31, 1995, the European Patent Office granted a sepa-rate patent to NYU (which patent also is licensed to XOMA under its license agreement with NYU) directed to, among other things, biologically active amino-terminal fragments of BPI; in August, 1995, U.S. Patent No. 5,439,807 was issued to XOMA directed to, among other things, improved recombinant manufacturing methods for BPI protein products; and in September, 1995, U.S. Patent
No. 5,447,913 was issued to XOMA directed to, among other things, pharmaceutical compositions and therapeutic uses of dimeric N-terminal BPI protein fragments. XOMA also has received notices of allowance for four more U.S. patents, and NYU has received notices of allowance for three additional U.S. patents, related to BPI.

            The Company is aware of an agreement between Genentech Inc. ("Genentech") and Incyte Pharmaceuticals Inc. ("Incyte") pur-suant to which Incyte claims to hold worldwide rights to all Incyte and Genentech technology related to BPI and Genentech will receive a royalty on BPI product sales. Between 1992 and 1994, the Patent Office issued five patents related to BPI to Incyte (the "Incyte BPI Patents"). While the Company believes, based on the opinion of its patent counsel, that it does not infringe any valid claims of any of the Incyte BPI Patents, no assurance can be given that XOMA has not infringed or will not infringe any valid claims of any of the Incyte BPI Patents.

            The Company may require certain licenses from others in order to develop and commercialize certain potential products incorporating the Company's technology. There can be no assurance that such licenses, if required, will be available on acceptable terms.

            While the Company pursues patent protection, due to uncertainty as to the future utility of patent protection for biotechnology products or processes, the Company also relies upon trade secrets, know-how and continuing technological advancement to develop and maintain its competitive position. All Company employees have signed confidentiality agreements under which they have agreed not to use or disclose any of the Company's propri-etary information. Research and development contracts and rela-tionships between the Company and its scientific consultants and potential customers provide access to aspects of the Company's know-how that are protected generally under confidentiality agree-ments with the parties involved. There can be no assurance that all confidentiality agreements will be honored or are enforceable.

No Assurance of Product Efficacy or the Ability To Compete
Successfully

            The biotechnology and pharmaceutical industries are sub-ject to continuous and substantial technological change. Competi-tion in the areas of recombinant DNA-based and monoclonal antibody-based technologies is intense and expected to increase in the future as a number of established biotechnology firms and large chemical and pharmaceutical companies diversify into the field. A number of these large pharmaceutical and chemical com-panies have enhanced their capabilities by entering into arrange-ments with, or acquiring, biotechnology companies. Substantially all of these companies have significantly greater financial resources, larger research and development and marketing staffs and larger production facilities than those of the Company. More-over, certain of these companies have extensive experience in undertaking preclinical testing and human clinical trials. These factors may enable such companies to develop products and pro-cesses competitive with or superior to those of the Company. In addition, a significant amount of research in biotechnology is being carried out in universities and other non-profit research organizations. These entities are becoming increasingly aware of the commercial value of their work and may become more aggressive in seeking patent protection and licensing arrangements. There can be no assurance that developments by others will not render the Company's products or technologies obsolete or uncompetitive.

            XOMA's E5(R) product faced potential competition from Centocor, Inc.'s HA-1A product. In January 1993, Centocor announced suspension of all sales of its HA-1A product and in March 1993 it announced cancellation of its Phase III trial of the antibody due to an excess of mortality in certain HA-1A-treated patients enrolled in the trial. There is no assurance that such suspension of sales and cancellation of a trial of HA-1A will not have a material adverse effect on the regulatory review of E5(R) or that E5(R) will receive regulatory approval in the United States, or that Pfizer will be able to market E5(R) effectively.

            The Company believes that research and human testing is being conducted with other products, some of which are designed to treat a broader population of sepsis patients, including patients with gram-positive as well as gram-negative sepsis. E5(R) is intended to treat only patients with severe gram-negative sepsis. There can be no assurance that other products will not prove to be more effective than or receive regulatory approval prior to E5(R).

No Assurance of Supply of Monoclonal Antibodies

            XOMA obtains the unpurified ascites containing the monoclonal antibodies used in its E5(R) product from a single sup-plier, CRL, which has multiple manufacturing sites. XOMA and CRL entered into a supply agreement in 1989 and renewed the agreement in 1991, committing CRL to supply and the Company to purchase
XOMA's anticipated ascites needs for five years after FDA licensure of E5(R). Among the requirements for FDA licensure of E5(R) is that the CRL manufacturing facilities be licensed by the FDA.
If the Company obtains ascites from other sources, including its own facilities or a different facility of the same supplier, regu-latory approval of such other sources will be required. Although the Company believes that it currently has sufficient quantities of ascites for product launch and the first few years of sales, any significant future interruption in supply could materially and adversely affect the Company's business.

Potential Impact of Healthcare Reform

            The successful commercialization of the Company's prod-ucts will depend upon, among other things, the Company's marketing arrangements for its products. The Company's ability to enter into marketing arrangements on acceptable terms and/or the terms of its existing arrangements could be materially adversely affected if legislation were to be enacted or regulations adopted which mandates or otherwise results in the reduction or contain-ment of the cost of pharmaceutical products to consumers. In addition, if legislation were to be enacted or regulations adopted which mandates or otherwise results in the reduction of pharmaceu-tical product manufacturer's prices, the Company's business could be materially adversely affected.

Uncertainties in Attracting and Retaining Qualified Personnel

            The Company's success in developing marketable products and achieving a competitive position will depend, in part, on its ability to attract and retain qualified scientific and management personnel. Competition for such personnel is intense, and no assurances can be given that the Company will be able to attract or retain such personnel. The loss of a significant group of key personnel would adversely affect the Company's product development efforts.

Risk of Product Liability Claims

            The testing and marketing of medical and food additive products entails an inherent risk of allegations of product lia-bility. The Company believes it currently has adequate levels of insurance for its clinical trials. The Company will seek to obtain additional insurance, if needed, if and when the Company's products are commercialized; however, there can be no assurance that adequate insurance coverage will be available or be available at acceptable costs or that a product liability claim would not materially adversely affect the business or financial condition of the Company.

Certain Provisions Relating to Changes in Control

            The Stockholder Rights Agreement, dated as of
October 27, 1993 (the "Rights Agreement"), between the Company and First Interstate Bank of California, as Rights Agent, and the Com-pany's Amended and Restated By-Laws contain provisions that may have the effect of making more difficult an acquisition of control of the Company that has not been approved by the Company's Board of Directors. See "Description of Equity Securities -- Certain Provisions Relating to Changes in Control of the Company."

Volatility of Stock Price

            The market prices for securities of biotechnology com-panies, including XOMA, have been highly volatile. See "Price Range of Common Stock and Dividend Information." Announcements regarding the results of regulatory approval filings, clinical trials or other testing, technological innovations or new commer-cial products by XOMA or its competitors, government regulations, developments concerning proprietary rights or public concern as to safety of biotechnology have historically had, and are expected to continue to have, a significant impact on the market price of XOMA's Common Stock.

                                  THE COMPANY

            The Company is a biopharmaceutical company engaged in the development of products for the treatment of infectious and immune system diseases and other serious disorders. The Company's current development programs include:

      - Neuprex(TM), a recombinantly-derived fragment of BPI for the treatment of certain bacterial infections and trauma/surgical complications;

      - synthetic peptides derived from BPI, for treatment of fungal and other infections, and for certain post-surgi-cal and anti-inflammatory applications; and

      - E5(R), a monoclonal antibody for the treatment of gram-negative sepsis, a life-threatening disorder caused by certain bacterial infections.

            In the fourth quarter of 1994, the Company discontinued development of its CD5 Plus(TM) product for GVHD. In addition, all research programs having long lead times other than those associ-ated with BPI or its derivatives have been curtailed or elimi-nated. The discontinuation of CD5 Plus(TM) and other non-BPI research programs will have no material impact on the Company's financial condition or results of operations.

            In January of 1995, in connection with an ongoing review of the Company's financial condition and prospects, a restructur-ing was completed to reduce costs and accelerate the development of its BPI-derived products. Under the restructuring, the XOMA work force was reduced by 37% to 145 positions. The Company expects the restructuring to result in annual operating cost sav-ings of approximately $7.5 million, and the related charge to earnings of $2.5 million was recorded in the fourth quarter of 1994. XOMA's cash position and resulting investment income are sufficient to finance the Company's currently anticipated needs for operating expenses, working capital, equipment and current research projects through approximately the third quarter of 1996.

             PRICE RANGE OF COMMON STOCK AND DIVIDEND INFORMATION

            The Company's Common Stock trades on the NASDAQ National Market under the symbol "XOMA." The following table sets forth the quarterly range of high and low reported sale prices of the Company's Common Stock on the NASDAQ National Market for the peri-ods indicated.

                                                   High         Low

      1993:

            First Quarter ....................   $10 1/2      $7 1/2
            Second Quarter ...................     7 7/8       5
            Third Quarter ....................     7 1/8       5 5/8
            Fourth Quarter ...................     7 1/4       5

      1994:

            First Quarter ....................    $6 1/4      $3 3/4
            Second Quarter ...................     4 1/4       2 1/2
            Third Quarter ....................     3 5/8       2 1/4
            Fourth Quarter ...................     4 1/8       2 3/16

      1995:

            First Quarter ....................    $3 1/16     $1 1/8
            Second Quarter ...................     2 7/8       1 9/32
            Third Quarter (through
              August 31, 1995)................     4 1/4       1 11/16


            On August 31, 1995 the last reported sale price of the Common Stock as reported on the NASDAQ National Market was $3.50 per share. On August 31, 1995, there were approximately 2,800 record holders of XOMA's Common Stock.

            The Company has not paid cash dividends on its Common Stock. The Company currently intends to retain earnings for use in the development and expansion of its business and, therefore, does not anticipate paying cash dividends on its Common Stock in the foreseeable future.

                            SELLING STOCKHOLDER

            The following table sets forth certain information regarding the beneficial ownership of Common Stock by the Sell-ing Stockholder as of August 31, 1995, and the number of shares of Common Stock covered by this Prospectus.

                              Beneficial Ownership       Number of Shares
Name and Address of           of Common Stock prior      of Common Stock
Selling Shareholder           to the Offering            Registered Hereby

                              Number of    Percent
                              Shares       of Class


The Van Ness 1983
Revocable Trust               32,481(1)    Less than 1%     25,000(1)
c/o Olympic Venture Partners
2420 Carillon Point
Kirkland, Washington 98033

____________________

(1) Includes 5,000 shares of Common Stock (the "Additional Shares") which may be issued pursuant to the Van Ness Agreement. The issuance of the Additional Shares is conditioned upon the Board of Directors of the Com-pany nominating Mr. Van Ness to stand for reelection as a director of XOMA at XOMA's 1996 annual meeting of stockholders and certain other conditions. See "Plan of Distribution." Does not include 13,450 shares of Common Stock which may be deemed to be beneficially owned by Mr. Van Ness, who is the trustee of The Van Ness 1983 Revocable Trust and a Director of the Company. Mr. Van Ness disclaims beneficial owner-ship of certain of these shares, as well as of the shares beneficially owned by The Van Ness 1983 Revocable Trust.

                     DESCRIPTION OF EQUITY SECURITIES

            The authorized capital stock of the Company consists of 40,000,000 shares of Common Stock, $.0005 par value, of which 24,552,862 shares were outstanding on August 31, 1995, and 1,000,000 shares of preferred stock, $.05 par value, of which 650,000 have been designated Series A Cumulative Pre-ferred Stock (the "Series A Preferred Stock"), of which none are outstanding, 30,000 of which have been designated Senior Convertible Preferred Stock, Series B (the "Series B Preferred Stock"), of which 7,807 shares are outstanding and 5,000 of which have been designated Convertible Preferred Stock, Series C (the "Series C Preferred Stock") of which 4,799 shares are outstanding.

Common Stock

            Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted on by stockholders.
The holders of Common Stock are entitled to receive such divi-dends, if any, as may be declared from time to time by the Com-pany's Board of Directors out of funds legally available there-for. Upon liquidation or dissolution of the Company, the hold-ers of the Common Stock are entitled to share ratably in the distribution of assets, subject to the rights of the holders of the Series B Preferred Stock and Series C Preferred Stock or any other series of preferred stock that may then be outstand-ing. There are no redemption or sinking fund provisions with respect to the Common Stock. All of the outstanding shares of Common Stock are validly issued, fully paid and nonassessable.

Preferred Stock Purchase Rights

            On October 27, 1993, the Board of Directors of the Company declared a dividend distribution of one Preferred Stock Purchase Right (a "Right") for each outstanding share of Common Stock. Each Right entitles the holder to purchase from the Company a unit consisting of one one-hundredth of a share (a "Unit") of Series A Preferred Stock at a cash exercise price of $30.00 per Unit, subject to adjustment.

            The Rights are attached to all outstanding shares of Common Stock, including the shares of Common Stock offered hereby. The Rights will separate from the Common Stock and will be distributed to holders of Common Stock upon the ear-liest of (i) ten business days after the first public announce-ment that a person or group of affiliated or associated persons

(an "Acquiring Person") has acquired beneficial ownership of 20% or more of the Common Stock then outstanding (the date of said announcement being referred to as the "Stock Acquisition Date"), (ii) ten business days following the commencement of a tender offer or exchange offer that would result in a person or group of persons becoming an Acquiring Person or (iii) the dec-laration by the Board of Directors of the Company that any per-son is an "Adverse Person" (the earliest of such dates, the "Distribution Date").

            The Board of Directors of the Company may generally declare a person to be an Adverse Person after a declaration that such person has become the beneficial owner of 10% or more of the outstanding shares of Common Stock and a determination that (a) such beneficial ownership by such person is intended to cause or is reasonably likely to cause the Company to repur-chase the Common Stock owned by such Person or to cause the Company to enter into other transactions not in the best long-term interests of the Company or (b) such beneficial own-ership is reasonably likely to cause a material adverse impact on the business or prospects of the Company. The Rights are not exercisable until the Distribution Date and will expire on December 31, 2002, unless previously redeemed or exchanged by the Company.

            In the event that a person becomes an Acquiring Per-son or the Board of Directors determines that a person is an Adverse Person, each holder of a Right will thereafter have the right (a "Subscription Right") to receive upon exercise that number of Units of Series A Preferred Stock having a market value of two times the exercise price of the Rights. In the event that, at any time following the Stock Acquisition Date,
(i) the Company consolidates with, or merges with and into, any person, and the Company is not the surviving corporation;
(ii) any person consolidates with the Company, or merges with and into the Company and the Company is the continuing or sur-viving corporation of such merger and, in connection with such merger, all or part of the shares of Common Stock are changed into or exchanged for other securities of any other person or cash or any other property, or (iii) 50% or more of the Compa-ny's assets are sold or otherwise transferred, each holder of a Right shall thereafter have the right (a "Merger Right") to receive, upon exercise, common stock of the acquiring company having a market value equal to two times the exercise price of the Rights. Rights that are beneficially owned by an Acquiring or Adverse Person may, under certain circumstances, become null and void.

            At any time after a person becomes an Acquiring Per-son or the Board of Directors of the Company determines that a person is an Adverse Person, the Board of Directors of the Com-pany may exchange all or any part of the then outstanding and exercisable Rights for shares of Common Stock or Units of Series A Preferred Stock at an exchange ratio of one share of Common Stock or one Unit of Series A Preferred Stock per Right. Notwithstanding the foregoing, the Board of Directors of the Company generally will not be empowered to effect such exchange at any time after any person becomes the beneficial owner of 50% or more of the Common Stock then outstanding.

            The Rights may be redeemed in whole, but not in part, at a price of $.001 per Right by the Board of Directors of the Company at any time prior to the date on which a person is declared to be an Adverse Person, the tenth business day after the Stock Acquisition Date, the occurrence of an event giving rise to the Merger Right or the expiration date of the Rights Agreement.

The Series A Preferred Stock

            There are currently no shares of Series A Preferred Stock outstanding. Pursuant to the Certificate of Designation relating to the Series A Preferred Stock, subject to the rights of holders of any shares of any series of preferred stock rank-ing prior and superior (such as the Series B Preferred Stock), the holders of Series A Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors of the Company out of funds legally available for the purpose, quarterly dividends payable in cash on the first day of March, June, September and December in each year (a "Dividend Payment Date"), commencing on the first Dividend Payment Date after the first issuance of a share or fraction of a share of Series A Preferred Stock, in an amount per share equal to the greater of
(a) $1.00 or (b) 100 times the aggregate per share amount of all cash dividends, plus 100 times the aggregate per share amount of all non-cash dividends or other distributions, other than a dividend payable in shares of Common Stock, declared on the Common Stock since the immediately preceding Dividend Pay-ment Date, or, with respect to the first Dividend Payment Date, since the first issuance of Series A Preferred Stock.

            In addition to any other voting rights required by law, holders of Series A Preferred Stock shall have the right to vote on all matters submitted to a vote of stockholders of the Company with each share of Series A Preferred Stock entitled to 100 votes. Except as otherwise provided by law, holders of Series A Preferred Stock and holders of Common Stock shall vote together as one class on all matters submitted to a vote of stockholders of the Company.

            Unless otherwise provided in a Certificate of Desig-nation relating to a subsequently designated series of pre-ferred stock of the Company, the Series A Preferred Stock shall rank junior to any other series of preferred stock as to the payment of dividends and distribution of assets on liquidation, dissolution or winding-up and shall rank senior to the Common Stock. Upon any liquidation, dissolution or winding-up of the Company, no distributions shall be made to holders of shares of stock ranking junior to the Series A Preferred Stock unless, prior thereto, the holders of Series A Preferred Stock shall have received an amount equal to accrued and unpaid dividends and distributions, whether or not declared, to the date of such payment, plus an amount equal to the greater of (1) $100.00 per share or (2) an aggregate amount per share equal to 100 times the aggregate amount to be distributed per share to holders of Common Stock or to the holders of stock ranking on parity with the Series A Preferred Stock, except distributions made ratably on the Series A Preferred Stock and all other such parity stock in proportion to the total amount to which the holders of all such shares are entitled upon such liquidation, dissolution or winding-up.

            If the Company shall enter into any consolidation, merger, combination or other transaction in which shares of Common Stock are exchanged for or changed into cash, other securities and/or any other property, then any shares of Series A Preferred Stock outstanding shall at the same time be similarly exchanged or changed in an amount per share equal to 100 times the aggregate amount of cash, securities and/or other property, as the case may be, into which or for which each share of Common Stock is changed or exchanged.

            The shares of Series A Preferred Stock shall not be redeemable.

The Series B Preferred Stock

            The 7,807 outstanding shares of Series B Preferred Stock were issued by the Company in a private placement consum-mated on December 21, 1993 in reliance upon the exemption con-tained in Section 4(2) of the Securities Act (the "1993 Private Placement"). Pursuant to the Certificate of Designation relating to the Series B Preferred Stock, the holders of Series B Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors of the Company, out of funds legally available therefor, dividends at an annual rate equal to $50.00 per share, payable semi-annually in arrears, commencing on June 30, 1994. Dividends are payable, at the option of the Company, in cash, in Common Stock or any combina-tion of cash and Common Stock.

            The Series B Preferred Stock ranks senior in right of payment to all classes of Common Stock and to any other class or series of preferred stock of the Company including the Series C Preferred Stock, whether now outstanding or issued hereafter. Except as required by the General Corporation Law of the State of Delaware, holders of Series B Preferred Stock shall not be entitled to vote on any matter submitted to a vote of stockholders of the Company. Upon any voluntary or involun-tary liquidation, dissolution or winding-up of the Company, holders of Series B Preferred Stock will be entitled to receive $1,000 in cash before any distribution is made on any Common Stock or other preferred stock of the Company.

            Each holder of Series B Preferred Stock has the right at any time, or from time to time, to convert each share of Series B Preferred Stock into 192.7005 shares of Common Stock, subject to adjustment.

            The Series B Preferred Stock may be redeemed at the option of the Company, in whole or, from time to time, in part (provided that no less than 25% of the shares of Series B Pre-ferred Stock then outstanding may be redeemed at any one time)
(i) at any time after December 31, 1996 or (ii) on or prior to December 31, 1996 if the price per share of the Common Stock is at least $9.08 for at least ten trading days selected by the Company within a period of any twenty consecutive trading days. If on the date prior to the determination of the Board of Directors to redeem any shares of Series B Preferred Stock the price per share of Common Stock is equal to or greater than $5.45, then the Series B Preferred Stock to be redeemed may be redeemed by the Company for any combination of (i) shares of Common Stock, each share of Series B Preferred Stock to be redeemed for 192.7005 shares of Common Stock and (ii) $1,000 in cash per share of Series B Preferred Stock. If on the date prior to the determination of the Board of Directors of the Company to redeem Series B Preferred Stock the price per share of Common Stock is less than $5.45, then the Series B Preferred

Stock to be redeemed shall be redeemed by the Company for $1,000 in cash per share.

            The Series B Preferred Stock has not been registered under the Securities Act and may not be transferred except pur-suant to an effective registration statement under the Securi-ties Act or pursuant to an exemption from registration thereun-der. Additionally, the Certificate of Designation relating to the Series B Preferred Stock contains certain restrictions on the transfer of the Series B Preferred Stock. The Company is not obligated and does not intend to register the Series B Pre-ferred Stock under the Securities Act. The Common Stock into which the outstanding shares of Series B Preferred Stock is convertible, for which such shares are redeemable and payable as dividends on such shares has been registered under the Secu-rities Act for sale from time to time by the holders of the outstanding shares of Series B Preferred Stock.

The Series C Preferred Stock

            The 4,799 outstanding shares of Series C Preferred Stock were issued by the Company in an offering made to foreign investors in reliance on Regulation S under the Securities Act in August 1995. The holders of Series C Preferred Stock are not entitled to receive any dividends on shares of Series C Preferred Stock.

            The Series C Preferred Stock ranks senior with respect to rights on liquidation, winding-up and dissolution of the Company to all classes of Common Stock and to any other class or series of preferred stock other then the Series B Pre-ferred Stock. Upon any voluntary or involuntary liquidation, dissolution or winding-up of the Company, holders of Series C Preferred Stock will be entitled to receive $1,000 in cash before any distribution is made on the Common Stock or any pre-ferred stock of the Company other than the Series B Preferred Stock. Except as may be required by law and except with respect to certain actions which may adversely affect the hold-ers of Series C Preferred Stock, the holders of Series C Pre-ferred Stock are not entitled to vote on any matter submitted to a vote of stockholders of the Company.

            The holders of Series C Preferred Stock have the right to convert one-half of the shares of Series C Preferred Stock originally issued to each initial holder thereof into Common Stock at a conversion price equal to 80% of the then current market price of the Common Stock on or after the 60th day following the date on which such shares were released for delivery to the initial holder thereof (the "Issuance Date") and prior to the 730th day after the Issuance Date, and the balance of such shares are convertible by the holders thereof into shares of Common Stock at a conversion price equal to 80% of the then current market price of the Common Stock on or after the 90th day after the Issuance Date and prior to the 730th day after the Issuance Date; provided that with respect to any conversion of Series C Preferred Stock, in the event that the conversion would result in the issuance of more than approximately 4.5 million shares of Common Stock in the aggre-gate with respect to all conversions of Series C Preferred Stock, the Company will have the option to either redeem the Series C Preferred Stock at a redemption price of $1,250 per share or, with stockholder approval, convert such Series C Pre-ferred Stock into shares of Common Stock. In addition, subject to the proviso of the immediately preceding sentence, upon the consummation of certain mergers and consolidations, the sale or other disposition of all or substantially all of the assets of the Company or any other corporate reorganization or business combination in which 50% or more of the outstanding voting stock of the Company is transferred to different holders, each outstanding share of Series C Preferred Stock shall be con-verted into Common Stock at a conversion price equal to 80% of the then current market price of the Common Stock.

            Each share of Series C Preferred Stock may be redeemed at the option of the Company at any time on or after the 730th day following the Issuance Date at a redemption price of $1,250 per share.

The 1993 Warrants

            The Company issued 1,810,980 warrants (the "1993 War-rants") to purchase shares of Common Stock along with the Series B Preferred Stock in the 1993 Private Placement. Each Warrant entitles the holder thereof to purchase one share of Common Stock, subject to anti-dilution adjustments. The 1993 Warrants are exercisable from and after December 21, 1993 and until December 21, 1995 at the Exercise Price of $6.5215 per share. The Company has the right to redeem all, but not less than all, of the 1993 Warrants at a price of $.001 per Warrant at any time if the average of the last recorded sale price per share of the Common Stock for any ten trading days selected by the Company within a period of twenty days is at least $11.41.

            The 1993 Warrants have not been registered under the Securities Act and may not be transferred except pursuant to an effective registration statement under the Securities Act or pursuant to an exception from registration thereunder. Addi-tionally, the 1993 Warrants contain certain restrictions on their transfer. The Company is not obligated and does not intend to register the 1993 Warrants under the Securities Act. The Common Stock underlying the 1993 Warrants has been regis-tered under the Securities Act for sale from time to time by exercising holders of 1993 Warrants.

Certain Provisions Relating to Changes in Control of the
Company

            Certain provisions of the Amended and Restated By-Laws of the Company (the "By-Laws") and the Rights (summa-rized above) may delay, defer or prevent a change in control of the Company that a stockholder might consider to be in his or her best interest, including those applicable to a change in control of the Company that might result in a premium over the market price for the shares of Common Stock held by stockholders.

            Special Meeting of Stockholders. The By-Laws provide that meetings of stockholders of the Company may be called only by the Chief Executive Officer or the Board of Directors of the Company. This provision may make it more difficult for stock-holders to take action opposed by management or the Board of Directors of the Company.

            Advance Notice Requirements for Stockholder Proposals and Director Nominations. The By-Laws provide that stockhold-ers seeking to bring business before an annual meeting of stockholders or to nominate candidates for election as direc-tors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice must be received by the Secretary of the Company not less than sixty nor more than ninety days prior to the first anniversary of the preceding year's annual meeting, or in the case of an annual meeting that is called for a date that is more than thirty days or delayed by more than sixty days from such anniversary, notice by the stockholder to be timely must be so received not earlier than the ninetieth day prior to such annual meeting and not later than the close of business on the later of (1) the sixtieth day prior to such annual meeting or
(2) the tenth day following the day on which such notice of the date of the annual meeting was mailed or publicly disclosed.

These provisions may preclude some stockholders from bringing matters before an annual meeting of stockholders or making nom-inations for directors at an annual meeting of stockholders.

            Preferred Stock Purchase Rights. The provisions of the Rights and the Series A Preferred Stock may make it more difficult or more costly for a person or group of persons to acquire control of the Company in a transaction opposed by the Board of Directors of the Company. See "-- Preferred Stock Purchase Rights" and "-- The Series A Preferred Stock."

Transfer Agent and Registrar

            First Interstate Bank of California is the transfer agent and registrar of the Common Stock.

                           PLAN OF DISTRIBUTION

            Any or all of the Common Stock being registered hereby may be sold from time to time to purchasers directly by the Selling Stockholder. Alternatively, the Selling Stock-holder may from time to time offer the Common Stock through underwriters, dealers or agents who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholder and/or the purchasers of Common Stock for whom they may act as agent. The Selling Stockholder, and any such underwriters, dealers or agents that participate in the distribution of Common Stock, may be deemed to be under-writers, and any profit on the sale of the Common Stock by them and any discounts, commissions or concessions received by them may be deemed to be underwriting discounts and commissions under the Securities Act. At the time a particular offer of Common Stock is made, to the extent required, a supplement to this Prospectus will be distributed which will set forth the terms of the offering, including the name or names of any underwriters, dealers or agents, the purchase price paid by any underwriter for Common Stock purchased from the Selling Stock-holder and any discounts, commissions and other items consti-tuting compensation from the Selling Stockholder and any dis-counts, commissions or concessions allowed or reallowed or paid to dealers, including the proposed selling price to the public. The Company will receive no proceeds from the sale by the Sell-ing Stockholder of the Common Stock offered hereby.

            20,000 of the shares of Common Stock to which this Prospectus relates (the "Shares") will be issued pursuant to the Van Ness Agreement to the Selling Stockholder and, if

XOMA's Board of Directors nominates Mr. Van Ness to stand for reelection as a director of XOMA at its 1996 annual meeting of stockholders (the "1996 Annual Meeting"), the Company will issue to the Selling Stockholder the 5,000 Additional Shares. In the Van Ness Agreement, Mr. Van Ness has agreed (i) not to resign as a director of XOMA prior to the 1996 Annual Meeting and (ii) if nominated to stand for reelection as a director at the 1996 Annual Meeting, to so stand for reelection and, if so reelected, not to resign therefrom prior to XOMA's 1997 annual meeting of stockholders (the "1997 Annual Meeting"), unless, in any case, XOMA breaches the Van Ness Agreement or XOMA's Board of Directors asks him to resign. If Mr. Van Ness (i) resigns prior to the earlier of the 1996 Annual Meeting and May 31, 1996, other than for the reasons referred to above, then XOMA will not be required to issue the Shares and, if issued, the Selling Stockholder will be required to return the Shares (or a like number of shares of Common Stock) to XOMA, or (ii) refuses to stand for reelection or resigns following the earlier of the 1996 Annual Meeting and May 31, 1996 but prior to the earlier of the 1997 Annual Meeting and May 31, 1997, other than for the reasons referred to above, then XOMA will not be required to issue the Additional Shares and, if issued, the Selling Stock-holder will be required to return the Additional Shares (or a like number of shares of Common Stock) to XOMA. Notwithstand-ing any of the foregoing, Mr. Van Ness will be permitted to resign without requiring the Selling Stockholder to return shares delivered to it in the event of a business combination between the Company and a major healthcare company.

            Additionally, in the Van Ness Agreement, the Company has agreed to file and use all reasonable commercial efforts to keep continuously effective for a period of two years a regis-tration statement relating to sales of the Shares and the Addi-tional Shares by the Selling Stockholder. In connection there-with, XOMA and the Selling Stockholder have agreed to indemnify each other against certain liabilities, including those arising under the Securities Act, and, under certain circumstances, to contribute to payments required to be made by the other thereunder.

            All expenses of registration of the Common Stock to which this Prospectus relates (other than the Selling Stock-holder's counsel fees, if any, and any commissions and dis-counts of any underwriters, dealers or agents), estimated to be approximately $40,000, will be borne by the Company. As and when the Company is required to update this Prospectus, it may incur additional expenses in excess of this estimated amount.

                              LEGAL OPINIONS

            The validity of the shares of Common Stock to which this Prospectus relates has been passed upon for the Company by Cahill Gordon & Reindel, a partnership including a professional corporation, New York, New York. Opinions regarding certain legal matters with respect to patents and patent law have been provided to the Company by Marshall, O'Toole, Gerstein, Murray & Borun, Chicago, Illinois.

                                  EXPERTS

            The financial statements and schedules of XOMA incor-porated by reference in this Prospectus and elsewhere in the Registration Statement, to the extent and for the periods indi-cated in their reports, have been audited by Arthur Andersen
LLP, independent public accountants, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

_____________________________________   ___________________________________
_____________________________________   ___________________________________
      No dealer, salesman or other per-
son has been authorized to give
any information or to make representa-
tions other than those contained in
this Prospectus, and, if given or                   25,000 Shares
made, such information or representa-
tions must not be relied upon as having            XOMA Corporation
been authorized by the Company or the
Selling Stockholder.  Neither the                    Common Stock
delivery of this Prospectus nor any
sale made hereunder shall, under any
circumstances, create an implication
that the information herein is correct
as of any time subsequent to its date.                __________
This Prospectus does not constitute an
offer or solicitation by anyone in any               PROSPECTUS
jurisdiction in which such offer                      __________
or solicitation is not authorized or in
which the person making such offer or
solicitation is not qualified to do so
or to anyone to whom it is unlawful to
make such offer or solicitation.

      __________________

       TABLE OF CONTENTS
                                 Page

Available Information...........    2
Information Incorporated
  by Reference..................    3
Risk Factors....................    4
The Company.....................   13
Price Range of Common Stock
  and Dividend Information......   15
Selling Stockholder.............   16
Description of Equity
  Securities....................   17
Plan of Distribution............   25
Legal Opinions..................   27
Experts.........................   27

                                                           , 1995
_____________________________________   ___________________________________
_____________________________________   ___________________________________

                                  PART II

                  INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

            The estimated expenses in connection with this offer-ing are as follows:

                                                        Amount
                                                      to be Paid

SEC registration fee ..............................  $      100
Legal fees and expenses (including
  Blue Sky fees and expenses) .....................      35,000
Accounting fees and expenses ......................       3,000
Miscellaneous .....................................   ____1,900
Total .............................................  $__ 40,000


Item 15.  Indemnification of Directors and Officers

            The Delaware General Corporation Law provides for indemnification of directors, officers, employees and agents, subject to certain limitations (Del. Code, Title 8 Sec. 145).
Article VII of the Company's Bylaws provides that expenses incurred by an officer or director of the Company in defending a civil or criminal action, suit or proceeding shall be paid by the Company in advance of a final disposition of the action, suit or proceeding upon receipt by the Company of an undertak-ing by the officer or director that he or she will repay such expenses if it is ultimately determined that he or she is not entitled to indemnification under the Delaware General Corpora-tion Law.

            As permitted by Section 102 of the Delaware General Corporation Law, the Company's Certificate of Incorporation contains provisions eliminating a director's personal liability for monetary damages to the Company and its stockholders aris-ing from a breach of a director's fiduciary duty except for liability under Section 174 of the Delaware General Corporation Law or liability for any breach of the director's duty of loy-alty to the Company or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law or for any transaction by which the director derived an improper personal benefit. The Company has also entered into indemnification agreements with its directors and officers providing for indemnification and advancements of expenses to the fullest extent permitted under Delaware law.

Item 16.  Exhibits and Financial Statement Schedules

(a)  Exhibits

      Exhibit
      Number_

      4.1           Restated Certificate of Incorporation

      4.2           Amended and Restated By-Laws(1)

      4.3 Stockholder Rights Agreement dated October 27, 1993 by and between the Company and First
                    Interstate Bank of California as Rights
                    Agent(2)

      4.4 Agreement effective as of May 15, 1995 among the Company, Northwest and Mr. Van Ness(3)

      4.5 Amendment No. 1 to the Van Ness Agreement effective as of July 28, 1995 among the Com-pany, Northwest, Mr. Van Ness and the Selling
                    Stockholder


      5.1           Opinion of Cahill Gordon & Reindel(3)

      24.1          Consent of Arthur Andersen LLP

      24.2          Consent of Marshall, O'Toole, Gerstein, Murray
                    & Borun

      24.3          Consent of Cahill Gordon & Reindel(3)


      25.1          Power of Attorney(3)

Item 17.  Undertakings

            The undersigned registrant hereby undertakes:


_________________________
(1) Incorporated by reference to the Company's Registration Statement on Form S-3 (File No. 33-74982).

(2) Incorporated by reference to the Company's Current Report on Form 8-K dated October 27, 1993.

(3)   Previously filed.

            (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this regis-tration statement:

            (i)  To include any prospectus required by Section
      10(a)(3) of the Securities Act of 1933;

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, repre-sent a fundamental change in the information set forth in the registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

            Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in the post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

            (2) That, for the purpose of determining any lia-bility under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

            The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pur-suant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Com-mission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the regis-trant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such direc-tor, officer or controlling person in connection with the secu-rities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

            The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by ref-erence in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securi-ties Exchange Act of 1934; and, where interim financial infor-mation required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incor-porated by reference in the prospectus to provide such interim financial information.

                          SIGNATURES


          Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ber-keley, State of California, on September 28, 1995.


                                   XOMA CORPORATION



                                   By          *
                                     (John L. Castello,
                                     Chief Executive Officer)

          Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature             Title                      Date


       *              Chairman of the Board,
John L. Castello      President and Chief
                      Executive Officer
                      (Principal Executive
                      Officer)                   September 28, 1995

       *              Chief Scientific and
Patrick J. Scannon    Medical Officer and
                      Director                   September 28, 1995

       *              Vice President,
Peter B. Davis        Finance and Chief
                      Financial Officer
                      (Principal Financial
                      and Accounting Officer)    September 28, 1995

       *              Director                   September 28, 1995
William K. Bowes, Jr.

       *              Director                   September 28, 1995
Arthur Kornberg

       *              Director                   September 28, 1995
Steven C. Mendell

       *              Director                   September 28, 1995
W. Denman Van Ness

       *              Director                   September 28, 1995
Gary Wilcox



*By: /s/ Christopher J. Margolin                 September 28, 1995
     Christopher J. Margolin
     Attorney-in-Fact

                                EXHIBIT INDEX


      Exhibit
      Number_

      4.1           Restated Certificate of Incorporation

      4.2           Amended and Restated By-Laws(1)

      4.3 Stockholder Rights Agreement dated October 27, 1993 by and between the Company and First
                    Interstate Bank of California as Rights
                    Agent(2)

      4.4 Agreement effective as of May 15, 1995 among the Company, Northwest and Mr. Van Ness(3)

      4.5 Amendment No. 1 to the Van Ness Agreement effective as of July 28, 1995 among the Com-pany, Northwest, Mr. Van Ness and the Selling
                    Stockholder

      5.1           Opinion of Cahill Gordon & Reindel(3)

      24.1          Consent of Arthur Andersen LLP

      24.2          Consent of Marshall, O'Toole, Gerstein, Murray
                    & Borun

      24.3          Consent of Cahill Gordon & Reindel(3)

      25.1          Power of Attorney(3)




_________________________
(1) Incorporated by reference to the Company's Registration Statement on Form S-3 (File No. 33-74982).

(2) Incorporated by reference to the Company's Current Report on Form 8-K dated October 27, 1993.

(3)   Previously filed.